                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2002
                          -----------------



                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from ___________ to ______________



                         Commission file number 0-15386



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                 Cerner Corporation Foundations Retirement Plan
                             2800 Rockcreek Parkway
                              Kansas City, MO 64117



         B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

                              REQUIRED INFORMATION




Report of Independent Auditors'                                                                   3


Financial Statements and Schedule


         Financial Statements:


                  Statements of Net Assets Available for Participants
                  at December 31, 2002 and 2001                                                   4


                  Statements of Changes in Net Assets Available for Participants
                  for the Years ended December 31, 2002 and 2001                                  5



                  Notes to Financial Statements                                                   6


         Supplemental Schedule:



                  Schedule I - Schedule of Assets Held for Investment Purposes
                  at December 31, 2002                                                           11



                  Schedule II - Schedule of Reportable Transactions
                  at December 31, 2002                                                           12



         Exhibit


                  Exhibit 23 - Consent of Independent Auditors'

                                    SIGNATURE



The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             FOUNDATIONS RETIREMENT PLAN





Dated: June 27, 2003                     By:  /s/ Marc G. Naughton
       -------------                          --------------------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cerner Corporation:


We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2002, and 2001, and the changes in net assets available for participants for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP




Kansas City, Missouri
March 14, 2003

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

               Statements of Net Assets Available for Participants

                           December 31, 2002 and 2001



                                                                          2002              2001
                                                                    ---------------   ---------------
Assets:
     Investments at fair value (note 6)                             $   116,750,233       135,394,774
     Employer contribution receivable                                            --           297,500
     Cash                                                                    29,121             5,211
                                                                    ---------------   ---------------
                 Net assets available for participants              $   116,779,354       135,697,485
                                                                    ===============   ===============



See accompanying notes to financial statements

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Participants

                     Years ended December 31, 2002 and 2001


                                                                            2002             2001
                                                                       -------------    -------------
Additions to net assets attributed to:
     Net depreciation in fair value of investments (note 6)            $ (45,956,973)        (135,571)
     Interest and dividends                                                  609,085          407,961
     Employer contributions (note 2)                                       8,454,440        2,704,968
     Associates contributions (note 2)                                    22,277,392       18,112,043
                                                                       -------------    -------------
                 Total additions                                         (14,616,056)      21,089,401
                                                                       -------------    -------------
Deductions from net assets attributed to:
     Distributions to associates (note 3)                                 (4,195,759)      (5,634,655)
     Investment expenses                                                    (106,316)          (9,732)
                                                                       -------------    -------------
                 Total deductions                                         (4,302,075)      (5,644,387)
                                                                       -------------    -------------
                 Net increase (decrease)                                 (18,918,131)      15,445,014
Net assets available for participants:
     Balance at beginning of year                                        135,697,485      120,252,471
                                                                       -------------    -------------
     Balance at end of year                                            $ 116,779,354      135,697,485
                                                                       =============    =============



See accompanying notes to financial statements.

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         GENERAL

         The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Document for more complete information.

         The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan has most recently been amended in 2002 to comply with certain changes in the law. The Plan is administered by a third-party administrator. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:

         o Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

         o Certain nonresident aliens who have no earned income from sources within the United States of America;

         o        Leased associates; or

         o Associates who were previously not treated as associates of the Employer but who are reclassified as being associates.

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America, and present the Plan's net assets available for participants and changes in those net assets.

         EXPENSES

         Substantially all costs and expenses incurred in administering the Plan were paid in cash by the Company during 2001. In 2002, such fees were paid using forfeited plan assets. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

         INVESTMENTS

         The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

         LOANS TO PARTICIPANTS

         At the discretion of the Company, loans may be made to participants in an amount that is the lesser of (1) 50% of the participant's vested account balance at the time the loan is initially requested, or (2) $50,000 minus the excess of the participant's highest outstanding loan balance during the 12-month period ending on the date the loan is initially requested over the outstanding loan balance. Generally, the



                                        6                           (Continued)

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


         loan period may not exceed five years and the interest rate is prime plus 1%. Loans may not be taken from a participant's Employer matching contribution account.

         USE OF ESTIMATES

         The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)      CONTRIBUTIONS

         Participating associates may elect to make pretax contributions from 1% to 80% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into 10 different investment funds. These funds include investments in the Company common stock, the American Century Ultra Fund, the American Century Growth Fund, the American Century Select Fund, the American Century Balanced Fund, the American Century Value Fund, the American Century International Growth Fund, the American Century Small Capital Value Fund, the American Century Stable Asset Fund, and the Charles B. Schwab Personal Choice Account. The Company generally will make matching contributions in an amount equal to 33% of the participant's annual contribution, not to exceed 6% of the participant's annual compensation. All Company contributions are directed to the Company common stock fund.

         During 2002, the Company made an additional matching voluntary contribution of $4,006,533, which represented 2.00% of eligible associate's compensation based on the Company's 2001 financial performance. During 2001, the Company made a similar contribution in the amount of $1,077,560 based on the Company's 2000 financial performance. In 2002, the Company funded $855,781 of contributions related to 2003 matching contributions.

(3)      DISTRIBUTIONS AND TRANSFERS

         Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Forfeitures of nonvested contributions are used first to reduce the Plan's ordinary and necessary administrative expenses and, to the extent any forfeitures remain, to offset any Employer matching contributions.

         To the extent a participant's account balance is invested in Company common stock, participants receive distributions of such stock in shares of the Company's common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 2002 and 2001, 52,727 and 48,843 shares, respectively, of the Company's common stock were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.


                                        7                           (Continued)

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


         Prior to August 1, 2002, associate contributions invested in Company stock were allowed to be transferred out once per quarter. Each transfer was limited to 25% of the associate's current Cerner stock balance from associate contributions at the time of the transfer. Transfer elections were restricted for six months until the next option to transfer. Effective August 1, 2002, associates are able to make up to 12 transfers out of Company stock per calendar year with no limit to the amount of stock an associate can move in any one transfer. These transfer provisions relate to Company stock held in a participant's account relating to associate contributions. Transfers out of Company stock held in a participant's account relating to Company contributions are prohibited, except in the event of termination of employment with the Company.

(4)      TAX STATUS

         The Plan received a favorable determination letter, dated February 25, 2003, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(5)      PLAN PARTICIPANTS

         The following summarizes the number of participants by fund as of December 31:



                                                                2002              2001
                                                           --------------    --------------
Company common stock                                                4,179             3,803
American Century Mutual Funds:
     Ultra                                                          2,588             2,341
     Growth                                                         2,367             2,122
     Select                                                         1,668             1,491
     Balanced                                                       1,293               959
     Value                                                          1,444               859
     International Growth                                           1,364             1,032
     Small Cap Value                                                  737                --
     Stable Asset                                                   1,228               819
Charles B. Schwab Personal Choice Account                              86                65


       Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.


                                        8                           (Continued)

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(6)      INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets:

                                                                 2002              2001
                                                           --------------    --------------
Company common stock                                       $   60,125,900        85,039,764
American Century:
     Ultra Fund                                                15,314,285        16,271,494
     Growth Fund                                               11,308,380        12,082,300
     Select Fund                                                6,590,655         6,924,310
     Stable Asset Fund                                          6,283,770         3,579,025
Other                                                          17,127,243        11,497,881
                                                           --------------    --------------
                                                           $  116,750,233       135,394,774
                                                           ==============    ==============

         During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                2002              2001
                                                           --------------    --------------
Mutual funds                                               $  (11,582,278)       (6,660,373)
Company common stock                                          (34,374,695)        6,524,802
                                                           --------------    --------------
                                                           $  (45,956,973)         (135,571)
                                                           ==============    ==============


(7)      NONPARTICIPANT DIRECTED INVESTMENT

         As described in note 2, Company contributions are invested exclusively in Company common stock. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investment at December 31, 2002 and 2001 is as follows:


                                                                2002              2001
                                                           --------------    --------------
Net assets available for participants:
     Company common stock                                  $   60,125,900        85,039,764
Changes in net assets available for participants:
     Contributions                                             13,127,457         8,162,494
     Dividends                                                     74,182             6,120
     Transfers out                                             (1,181,270)         (244,478)
     Net appreciation (depreciation)                          (34,374,695)        6,524,802
     Distributions                                             (2,559,538)       (2,865,036)
                                                           --------------    --------------
                                                           $  (24,913,864)       11,583,902
                                                           ==============    ==============



                                       9                            (Continued)

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001




(8)      TRANSACTIONS WITH PARTIES-IN-INTEREST

         Transactions with parties-in-interest during the years ended December 31, 2002 and 2001 were as follows:


           DESCRIPTION OF TRANSACTION                          COST
---------------------------------------------------    ------------------
2002:
     Purchased 435,329 shares of
        Company common stock                           $       18,932,349
2001:
     Purchased 280,854 shares of
        Company common stock                           $       13,162,128

                                                                      SCHEDULE 1


                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2002



                                                                                                               FAIR
         ASSET                                  DESCRIPTION                                 COST              VALUE
----------------------    ---------------------------------------------------------     ------------      -------------
Cerner Corporation*       1,923,405 shares of common stock                              $ 45,186,701         60,125,900
American Century*         Ultra Investors Mutual Fund, 723,054 shares                        (1)             15,314,285
American Century*         Growth Investors Mutual Fund, 784,215 shares                       (1)             11,308,380
American Century*         Select Investors Mutual Fund, 231,251 shares                       (1)              6,590,655
American Century*         Balanced Investors Mutual Fund, 366,062 shares                     (1)              4,773,444
American Century*         Value Mutual Fund, 736,800 shares                                  (1)              4,383,959
American Century*         International Growth Mutual Fund, 458,904 shares                   (1)              2,927,808
American Century*         Small Capital Value Mutual Fund, 239,566                           (1)              1,626,654
American Century*         Stable Asset Fund, 6,283,770 units of participation                (1)              6,283,770
Charles B. Schwab         Schwab Personal Choice Account, 1,389,638 shares                   (1)              1,389,638
Loans to participants*    Loans to participants (bearing interest from 5.25% to 10.5%)       (1)              2,025,740
                                                                                                          -------------
                                                                                                          $ 116,750,233
                                                                                                          =============


(1) In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant directed investments.

* Party-in-interest.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 2002


   IDENTITY OF PARTY         DESCRIPTION           PURCHASE            SELLING             ORIGINAL           NET GAIN
       INVOLVED                OF ASSET             PRICE               PRICE                COST              (LOSS)
------------------------   -----------------   ----------------    --------------       --------------     --------------
Cerner Corporation            Common stock     $     18,932,349                --           18,932,349                 --

Notes:

         A reportable transaction is defined by the Department of Labor as:

         o A single transaction in excess of 5% of the fair value of plan assets.

         o A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the plan assets.

         o A series of transactions with respect to securities of the same issue, which amounts in the aggregate to more than 5% of the fair value of the total plan assets.

         o Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of plan assets.

         A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the plan assets at the beginning of the year ended December 31, 2002.

See accompanying independent auditors' report.